Exhibit 99.3

Perdigão S. A. , PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO’S GROWTH RATE INCREASES IN 2005

Company creates more than four thousand jobs during the year

For the eleventh consecutive year, Perdigão is expected to end 2005 recording growth in excess of 10% in sales volume. This good performance should minimize the impact of an 18% foreign exchange rate appreciation on export revenues. Company sales are forecasted to reach R$ 5.9 billion.

Export performance should report a 14% increase in volume and account for 55% of company net sales for the fiscal year, reflecting the internationalization process implemented by the Company more than three years ago. Among other initiatives, this program has allowed the constant optimization of sales channels in traditional markets, the adding of value to sales mix and inroads into new markets. “The year is considered to have been one of the most important in consolidating Perdigão as a transnational company”, affirms CEO Nildemar Secches.

In the domestic market, the increase in volume estimated at 8% reflects investment in the diversification of the product mix, ensuring an increase in higher value added products, and the expansion and improvement in the distribution network. During the course of the final quarter of the year, the improvement in purchasing power and salaries has fed through to a growth in the demand for some food items.

In 2005, a year-on-year comparison reveals a fall in the costs of the principal raw materials, particularly soybeans for which international prices have slipped back to historic levels.

Perdigão’s investments during the year are expected to amount to R$ 290 million, 93% higher than initial plans. The Company began the construction of a new agroindustrial complex, made acquisitions, signed joint venture agreements, reaching new markets, and invested in logistics and the expansion of units. The Company created a further 4,200 jobs, ending the year as one of the largest employers in the country with a payroll of 35,500.

OUTLOOK

The Company is programming investments of R$ 440 million in 2006, representing a growth of 50% in relation to 2005. Investments will be largely directed to work on the new agroindustrial complex in Mineiros (GO), expanding the units at Rio Verde (GO) and Nova Mutum (MT), increases in slaughtering and processing capacity, as well as productivity at the various units, creating three thousand new jobs in the production area in the units located in the Brazilian mid-west and south as well as bolstering its sales and logistics teams.

According to Nildemar Secches, the forecasts for the coming fiscal year indicate a growth of approximately 15% in export volumes. Domestic sales volume is expected to increase by about 10% assuming a continued improvement in incomes together with the sustainability of the tendency for a less vigorous demand for consumer durables, consumption of which was intense during 2005.

The Company’s budget for next year was based on an economic scenario of GDP growth of 3.5% and annual inflation of approximately 4.5%. The closing rate for the US dollar at the end of 2006 is forecasted at R$ 2.40.

The scenario for 2006 continues favorable on the back of two years of record harvests in the United States.

December, 13th 2005,

Please contact Edina Biava/Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301/ 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.